Mail Stop 4561

November 1, 2005

A. Roger Guimond
1st Franklin Corporation
213 East Tugalo Street
Post Office Box 880
Toccoa, GA 30577

     Re: **1st Franklin Corporation**
             Amendment No. 2` to Registration Statement on Form S-2
             Filed October 11, 2005
             File No. 333-126589

Dear Mr. Guimond:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Established Features of the Debentures

1.   We understand management's desire to make changes to the interest rate of each security closer to the interest adjustment date, as discussed in response to comment 11. However, the staff believes that each change to the interest rate could represent a new investment decision for investors. In Xerox Credit Corporation, available June 16, 1983, the staff agreed that where the investor was given 20 days notice of the change, the investor's decision did not require registration. In Xerox, the company also had limits on the movement of the rate away from a well known measuring rate. Consequently, in order to follow the position supported by the Xerox no action letter, revise your discussion of the notice period to clarify that you will provide investors with at least 20 days notice of an adjustment date or alternatively, advise the staff on which other exemption from registration you intend to rely.

Marketing Materials

After further review, the staff has the following comments on your marketing materials; please note that these comments are not exhaustive and if other disclosure or materials give rise to similar issues, make the corresponding changes to those documents as well:

Investment Brochure:

2.   For all investment brochures that have bulleted sections describing the features of the Notes, please add bullet points that inform investors that their investments are not bank deposits and not FDIC insured investments.

3.   Please change the title of products containing the phrase "savings" to "investments." For example: "Senior Demand Note Investment," so investors will not confuse this with an insured savings product.

4.   In the first Q&A paragraph that describes 1st Franklin, please disclose that 1st Franklin is not a bank. In addition, please add in this first paragraph that "your investments with us are not insured by the FDIC and 1st Franklin is solely responsible for payment of the obligation."

5.   Please include in #2 of the Q&A that 1st Franklin's ability to make payments on notes in the past is no indication of their ability to make payments in the future.

6.   Please change #3 of the Q&A to state that the Notes are subordinated to all other debt of 1st Franklin and therefore will be paid after all other creditors to the corporation in case of default.

7.   Please remove "How safe is my investment" from the Q&A section of the brochure.

Form of Advertisement for Debentures and Notes

8.   On both advertisements, please change "deposit" to "investment" when discussing the $500 minimum investment required.

Radio Advertisements

9.   We note your response to comment 17. Your analysis seems to pertain to the printed materials but not the radio advertisements. Phrases such as "savings options to suit your needs" and "attractive rates" pertain directly to the desirability of owning or purchasing the securities and, therefore, appear to exceed the exemptions under Rule 135. Please provide your analysis as to how these advertisements are not a violation of Section 5 of the Securities Act of 1933.

10.   Please replace all references to "savings" with "investments."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Mark L. Hanson
       Jones Day
       1420 Peachtree Street, N.E.
       Suite 800
       Atlanta, Georgia 30309